Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Reporting Issuer

Continental Energy Corporation (the “Company”)

Registered Office:

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

USA Office:

Suite 200, One Energy Square

4925 Greenville Avenue

Dallas, Texas, 75206, USA

Item 2.

Date of Material Change

November 11, 2009

Item 3.

News Release

A news release (the “News Release”) announcing the material change referred to in this report was issued on November 11, 2009. The news release was published on SEDAR and was disseminated via PR Newswire on the same day.

Item 4.

Summary of Material Changes

The Company announced that it has increased the number of authorized preferred shares having no par value, but with special rights and restrictions attached, from 100,000,000 to 500,000,000.

Item 5.

Full Description of Material Change

Item 5.1

Full Description of the Material Change

The Company announced that it has increased its authorized capital to facilitate financing the Company’s business operations and expansion plans.

The Company has increased the number of authorized preferred shares having no par value, but with special rights and restrictions attached, from 100,000,000 to 500,000,000.

There is no change to the Company’s authorized common shares, having no par value, capital of 500,000,000.

Item 5.2

Disclosure for Restructuring Transaction

Not applicable.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

For further information, please contact Richard L. McAdoo, CEO, at +1-214-800-5135.

Item 9.

Date of Report

This material change report is dated as of November 13, 2009.